Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,
	2006	2007	2008	2009	2010
Earnings:
Earnings from continuing operations before income taxes	$2,695	3,107	3,645	2,450	2,879
Fixed charges	308	356	351	362	398
Earnings, as defined	$3,003	3,463	3,996	2,812	3,277

Fixed Charges:
Interest expense	$225	261	244	244	280
One-third of all rents	83	95	107	118	118
Total fixed charges	$308	356	351	362	398

Ratio of Earnings to Fixed Charges	9.7X	9.7X	11.4X	7.8X	8.2X